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                                   FORM N-8F
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  Application Pursuant to Section 8(f) of the
                     Investment Company Act of 1940 ("Act")
                  and Rule 8f-1 Thereunder for Order Declaring
                that a Registered Investment Company has Ceased
                   to be an Investment Company under the Act


I.       GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

         [x]     Merger
         [ ]     Liquidation
         [ ]     Abandonment of Registration
                 (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
         [ ]     Election of status as a Business Development Company
                 (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.       Name of fund: GT Global Variable Investment Trust

3.       Securities and Exchange Commission File No.: 811-7164

4.       Is this an initial Form N-8F or an amendment to a previously filed
         Form N-8F?

         [x]     Initial Application         [ ]     Amendment

5. Address of Principal Executive Office (include No. and Street, City, State, Zip Code):

         11 Greenway Plaza, Suite 100
         Houston, Texas 77046-1173

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6.       Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

         Nancy L. Martin, Esq.
         A I M Advisors, Inc.
         11 Greenway Plaza, Suite 100
         Houston, Texas 77046-1173
         (713) 626-1919

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund's records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

         A I M Advisors, Inc.
         11 Greenway Plaza, Suite 100
         Houston, Texas 77046-1173
         (713) 626-1919

          NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.       Classification of fund (check only one):

                  [x]     Management company;
                  [ ]     Unit investment trust; or
                  [ ]     Face-amount certificate company.

9.       Subclassification if the fund is a management company (check only one):

                  [x]      Open-end         [ ]     Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware or Massachusetts):

         The fund is organized as a Delaware business trust.

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

         A I M Advisors, Inc. ("AIM"), the fund's investment adviser from May 29, 1998 until the fund's reorganization into AIM Variable Insurance Funds, Inc. on October 15, 1999 in the case of GT Global Variable Growth & Income Fund, GT Global Variable Telecommunications Fund, GT Global Variable Strategic Income Fund, GT Global Variable Global Government Income Fund and GT Global Variable U.S. Government

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          Income Fund, and October 22, 1999 in the case of GT Global Variable
          Natural Resources Fund, GT Global Variable Infrastructure Fund, GT Global Variable Latin America Fund and GT Global Variable Emerging Markets Fund, is located at 11 Greenway Plaza, Suite 100, Houston, Texas 77046-1173. From October 31, 1996 until May 29, 1998,
          Chancellor LGT Asset Management, Inc. acted as the fund's investment adviser. From January 1, 1996 until October 31, 1996, LGT Asset Management, Inc. acted as the fund's investment adviser. Prior to January 1, 1996, G.T. Capital Management, Inc. acted as the fund's investment adviser. Chancellor LGT Asset Management, Inc., LGT Asset Management, Inc. and G.T. Capital Management, Inc. were each located at 50 California Street, 27th floor, San Francisco, California 94111.

         INVESCO Asset Management Limited, the fund's investment sub-adviser to GT Global Variable Latin America Fund, GT Global Variable Emerging Markets Fund, GT Global Variable Growth & Income Fund and GT Global Variable Global Government Income Fund from December 14, 1998 until October 15, 1999, is located at 11 Devonshire Square, London, EC2M 4YR, England. INVESCO (NY), Inc., the Fund's investment sub-adviser to GT Global Variable U.S. Government Income Fund and GT Global Variable Strategic Income Fund from May 29, 1998 until October 15, 1999, is located at 1166 Avenue of the Americas, New York, New York 10036. Prior to May 29, 1998, the fund did not have an investment sub-adviser.

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those principal underwriters have been terminated:

                  None.

13.      If the fund is a unit investment trust ("UIT") provide:

          (a)     Depositor's name(s) and address(es):

          (b)     Trustee's name(s) and address(es):

                           Not applicable.

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g. an insurance company separate account)?

         [x]  Yes          [ ]  No

         If Yes, for each UIT state:  Name, File Numbers, and Business Address.

                   Name:        General American Life Insurance Company.

                   File Nos.:   811-07248, General American Separate Account 28
                                811-07252, General American Separate Account 29
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                                  811-08888, Security Equity Separate Account 26
                                  811-08892, Security Equity Separate Account 27

               Business Address:  50 California Street, 27th Floor
                                  San Francisco, CA 94111-4624

               Name:              American Express Financial Advisors

               File Nos.:         811-07195, AEL Separate Account
                                  811-07511, ACL Separate Account

               Business Address:  IDS Tower 10
                                  Minneapolis, MN  55440-0010

15.   (a)   Did  the fund obtain approval from the board of trustees
            concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

               [x]  Yes          [ ]  No

            If Yes, state the date on which the board vote took place:
            June 15, 1999.

            If No, explain:

      (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

               [x]  Yes          [ ]  No

            If Yes, state the date on which the shareholder vote took place:
            August 25, 1999.

            If No, explain:

II.   DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

              [x]  Yes          [ ]  No

      (a) If Yes, list the date(s) on which the fund made those distributions: October 15, 1999 in the case of GT Global Variable Growth & Income Fund, GT Global Variable Telecommunications Fund, GT Global Variable Strategic Income Fund, GT Global Variable Global Government Income Fund and GT Global Variable U.S. Government Income Fund, and October 22, 1999 in the case of GT Global Variable Natural Resources Fund, GT Global Variable Infrastructure Fund, GT Global Variable Latin America Fund and GT Global Variable Emerging Markets Fund.

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         (b)      Were the distributions made on the basis of net assets?

                  [x]  Yes          [ ]  No

         (c)      Were the distributions made pro rata based on share ownership?

                  [x]  Yes          [ ]  No


         (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

                  Not applicable.

         (e)      Liquidations only:

                  Were any distributions to shareholders made in kind?
                  [ ]  Yes         [ ]  No

         If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

                  Not applicable.

17.      Closed-end funds only:
         Has the fund issued senior securities?
                  [ ]  Yes         [ ]  No

         If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

                  Not applicable.

18.      Has the fund distributed ALL of its assets to the fund's shareholders?

         [x]  Yes          [ ]  No

         If No,
         (a) How many shareholders does the fund have as of the date this form is filed?
         (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

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                  [ ]  Yes         [x]  No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:


III.     ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

                  [ ] Yes          [x] No

         If Yes,

         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:
         (b)   Why has the fund retained the remaining assets?
         (c)   Will the remaining assets be invested in securities?

                  [ ] Yes          [ ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

                  [ ] Yes          [x] No

         If Yes,
         (a)   Describe the type and amount of each debt or other liability:
         (b) How does the fund intend to pay these outstanding debts or other liabilities?


IV.      INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.      (a)   List the expenses incurred in connection with the Merger or
               Liquidation:

               (i)      Legal expenses:                         $   18,368
                                                                ----------
               (ii)     Accounting expenses:                    $    7,290
                                                                ----------
               (iii)    Other expenses (filing fees and
                        related expenses):                      $      613
                                                                ----------
               (iv)     Total expenses (sum of lines
                        (i)-(iii) above):                       $   26,271
                                                                ----------

         (b)   How were those expenses allocated?

               Proportionately to the portfolios based on average net assets.

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         (c)   Who paid those expenses?

               Legal expenses paid by the adviser. Accounting and other expenses paid by the fund.

         (d)   How did the fund pay for unamortized expenses (if any)?

               Not applicable.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

                  [ ] Yes          [x] No

         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:


V.       CONCLUSION OF FUND BUSINESS

24.      Is the fund a party to any litigation or administrative proceeding?

                  [ ] Yes          [x] No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

                  [ ] Yes          [x] No

         If Yes, describe the nature and extent of those activities:


VI.      MERGERS ONLY

26.      (a)   State the name of the fund surviving the Merger:  AIM Variable
               Insurance Funds, Inc., a Maryland corporation.

         (b) State the Investment Company Act file number of the fund surviving the Merger: File No. 811-07452.

         (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

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               File No. 333-81569, Form N-14, filed on June 25, 1999.

         (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

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                                  VERIFICATION

         The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of GT Global Variable Investment Trust, (ii) she is the Assistant Secretary of GT Global Variable Investment Trust, and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.


                                               /s/ NANCY L. MARTIN
                                               --------------------------------
                                               Nancy L. Martin, Esq.
                                               Assistant Secretary, GT Global
                                               Variable Investment Trust